

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 23, 2010

Kyle Schlosser
Chief Executive Officer
Fero Industries, Inc.
254-16 Midlake Boulevard SE
Calgary Alberta, Canada T2X 2X7

> **Re:** **Fero Industries, Inc.**
> **Item 4.02 Form 8-K**
> **Filed December 13, 2010**
> **File No. 000-53337**

Dear Mr. Schlosser:

We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant